FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 000-13727

Pan American Silver Corp.
(Translation of registrant's name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___   Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________
Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)
Date: April 11, 2006
By:/s/ Ross Beaty
(Signature)

Ross Beaty, Chairman

     For Immediate Release

April 11, 2006

PAN AMERICAN SILVER ANNOUNCES PRICING OF PUBLIC OFFERING OF
COMMON SHARES

Vancouver, Canada – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) announced today that it has priced its previously announced public offering of common shares (the “Offering”).  Pursuant to the Offering, Pan American will issue 5,750,000 common shares at a price of US$23.88 per share, for aggregate proceeds of US$137,310,000.  Pan American will file a final prospectus supplement to its existing base shelf prospectus with the securities regulatory authorities in the provinces of Canada and will make a similar filing with the SEC.  Closing of the Offering is scheduled for April 18, 2006.

Pan American has granted the underwriters an option, exercisable for a period of 30 days following the closing of the Offering, to purchase up to an additional 531,407 common shares, at a price of US$23.88 per share.

Pan American expects to use the net proceeds of this Offering primarily for the construction and development of its Manantial Espejo silver project in Argentina and the remainder for working capital and general corporate purposes.

Bear, Stearns & Co. Inc. and BMO Nesbitt Burns Inc. are acting as joint book-running managers for the Offering, and CIBC World Markets Inc., Merrill Lynch Inc., Canaccord Capital Corporation and National Bank Financial Inc. are acting as co-managers of the Offering

Once filed, copies of the prospectus supplement and the base shelf prospectus may be obtained from:

Bear, Stearns & Co. Inc. Attn: Prospectus Department 383 Madison Avenue New York, NY 10179 Tel: (866) 803-9204	BMO Nesbitt Burns Inc. Prospectus Department (B-2 Level) 1 First Canadian Place Toronto, Ontario M5X 1H3 Attn: Des Raposo, Dist. Centre Tel: (416) 363-6996 Ext. 224

This press release shall not constitute an offer to sell or a solicitation of an offer to buy common shares nor shall there be any sale of such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Pan American Silver Corp. is one of the world's largest publicly traded primary silver producers with mining operations and development projects in Mexico, Peru, Argentina, Bolivia and the United States.

-end-

For Further Information Contact: Pan American Silver Corp (604) 684-1175.

1500 – 625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6  •  TEL 604.684.1175  •  FAX 604.684.0147

www.panamericansilver.com